INSIDER TRADING POLICY

PURPOSE

The policy of 2seventy bio, Inc. (the “Company”) is that it will comply with all applicable laws and regulations in conducting its business. Each employee and each officer and director of the Company is expected to abide by this policy. This “Insider Trading Policy” covers the trading in the Company’s securities and the disclosure and use of information concerning the Company and the trading of other companies’ securities based on material nonpublic information gained in connection with a person’s relationship with the Company. This Insider Trading Policy is designed to prevent insider trading or the appearance of impropriety, to satisfy the Company’s obligation to reasonably supervise the activities of Company personnel, and to help the Company and Company personnel avoid the severe consequences associated with violations of insider trading laws. The Company has designated its General Counsel as its insider trading compliance officer (the “Insider Trading Compliance Officer”). It is your obligation to understand and comply with this Insider Trading Policy. Please contact Insider Trading Compliance Officer, c/o 2seventy bio, Inc., 60 Binney Street, Cambridge, MA 02142 if you have any questions regarding the policy.

WHO IS COVERED BY THIS INSIDER TRADING POLICY?

This Insider Trading Policy is applicable to the Company’s directors, officers, employees (regardless of role or title), consultants, contract workers and temporary staff worldwide, and their affiliated persons described below (collectively, “Insiders”), and continues to apply following the termination of any such individual’s service to or employment with the Company until any material nonpublic (“material” and “nonpublic” are each defined below) information possessed by such individual has become public or is no longer material. The same restrictions that apply to you also apply to the following “Affiliated Persons”:

•Your spouse, child, parent, significant other or other family member, in each case, living in the same household;
•all trusts, family partnerships and other types of entities formed for your benefit or the benefit of your family members over which you have the ability to influence or direct investment decisions concerning securities;
•all persons who execute trades on your behalf; and
•all investment funds, trusts, retirement plans, partnerships, corporations, and other types of entities over which you have the ability to influence or direct investment decisions concerning securities.
You are responsible for ensuring compliance with this Insider Trading Policy by all your Affiliated Persons. Unless the context otherwise requires, references to “you” or to “Insiders” in this Insider Trading Policy refer collectively to you and your Affiliated Persons.

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WHAT IS PROHIBITED INSIDER TRADING?
The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities. The general rule can be stated as follows: It is a violation of the U.S. securities laws for any person to buy or sell securities if he or she is in possession of material nonpublic information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. It is nonpublic information if it has not been publicly disclosed in a manner making it available to investors generally or a broad-based non-exclusionary basis in accordance with the U.S. securities laws. Furthermore, it is illegal for any person in possession of material nonpublic information to provide such information to others who may trade on the basis of that information (referred to as “tipping”). In that the case of tipping, both parties may be held liable. These prohibited activities are commonly referred to as “insider trading”.
When you know or are in possession of material nonpublic information about the Company, you are prohibited from the following activities (except as otherwise provided in this Insider Trading Policy):

•trading in the Company’s securities, which includes common stock, options to purchase common stock, any other type of securities that the Company may issue (such as preferred stock, convertible debentures, warrants, exchange-traded options, or other derivative securities), and any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities;
•having others trade in the Company’s securities for you;
•giving trading advice of any kind about the Company; and
•disclosing any material, nonpublic information about the Company to anyone else.
In addition, it is the policy of the Company that if you, in the course of working for the Company, learn of any material, nonpublic information about a company (e.g., a licensor, collaboration partner, supplier or other party with which the Company is negotiating a transaction, such as an acquisition, investment or sale), you may not trade in that company’s securities or disclose such information until the information becomes public or is no longer material.
As noted above, these prohibitions also apply to your Affiliated Persons. These prohibitions continue whenever and for as long as you know or are in possession of material, nonpublic information. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

What is meant by a “trade”?

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This Insider Trading Policy applies to any and all transactions in the Company’s securities or, in certain instances, the securities of other companies, including its common stock, options to purchase common stock, any other type of securities that a company may issue (such as preferred stock, convertible debentures, warrants, exchange-traded options or other derivative securities), and any derivative securities that provide the economic equivalent of ownership of any of a company’s securities or an opportunity, direct or indirect, to profit from any change in the value of a company’s securities.

Gifts are subject to the same restrictions as all other trades. No Insider may give or make any other transfer of securities without consideration (e.g., a gift) during a period when the Insider is not permitted to trade.

What is material nonpublic information?
Material information. Information about the Company is “material” if it could reasonably be expected to affect the investment or voting decisions of a stockholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company. In other words, material information is any type of information that could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:
•information related to clinical trials or the expected timing of announcing the results of such trials;
•information related to decisions by regulatory authorities regarding the Company’s product candidates;
•projections of future earnings or losses, or other earnings guidance;
•projections of future non-financial key business metrics;
•earnings or revenue that are inconsistent with the consensus expectations of the investment community;
•potential restatements of the Company’s financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;
•pending or proposed mergers, acquisitions, tender offers, joint ventures, or dispositions of significant assets;
•changes in management or the Board of Directors (the “Board of Directors”);
•actual or threatened litigation or governmental investigations or major developments in such matters;
•developments regarding product candidates, customers, suppliers, orders, contracts, or financing sources;
•changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;
•potential defaults under the Company’s credit agreements or indentures, or the existence of material liquidity deficiencies; and

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•bankruptcies or receiverships.

The Securities and Exchange Commission (the “SEC”) has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s securities.

Nonpublic information. Material information is “nonpublic” if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Insider Trading Policy, information will be considered public after the close of trading on the first full trading day following the Company’s public release of the information. For example, if the Company announces material information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

Other companies’ stocks. The prohibition on illegal insider trading in this Insider Trading Policy is not limited to trading in the Company’s own securities. It also includes trading in the securities of other entities, such as material licensors, collaboration partners, and suppliers of the Company, and entities with which the Company may be negotiating major transactions, such as an acquisition, investment, or sale. Insiders should be aware that information that is not material to the Company may nevertheless be material to one of these other entities.

EMPLOYEE BENEFIT PLANS
Exercise of Stock Options. The exercise of an option to purchase securities of the Company when payment of the exercise price is made in cash is not subject to trading restrictions under this Insider Trading Policy. However, the securities acquired upon the exercise of an option to purchase Company securities are subject to all of the requirements and applicable restrictions under this Insider Trading Policy. Moreover, this Insider Trading Policy applies to the use of outstanding Company securities to constitute part or all of the exercise price of an option, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option (whether net proceeds are received in cash or shares).

Restricted stock and similar awards. The trading prohibitions and restrictions set forth in this Insider Trading Policy do not apply to the withholding by the Company of shares of restricted stock units upon vesting to satisfy applicable tax withholding requirements or any automatic sell-to-cover transaction in which the holder does not have any discretion as to the sale in accordance with the Company’s payroll policy or otherwise.

Employee Stock Purchase Plan. The trading prohibitions and restrictions set forth in this Insider Trading Policy do not apply to periodic wage withholding contributions by the Company or employees of the Company which are used to purchase the Company’s securities pursuant to

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the employees’ advance instructions under the Company’s Employee Stock Purchase Plan. However, no Insider may: (a) elect to participate in the plan or alter his or her instructions regarding the level of withholding or purchase by the Insider of Company securities under such plan; or (b) make cash contributions to such plan (other than through periodic wage withholding) without complying with this Insider Trading Policy. Any sale of securities acquired under such plan is subject to the prohibitions and restrictions of this Insider Trading Policy.

SPECIAL BLACKOUTS, QUARTERLY BLACKOUTS AND PRECLEARANCE
Insiders may not trade during applicable blackout periods
Special blackout periods. There are times when Insiders may become aware of a potentially material, nonpublic development. Although an Insider may not know the specifics of such development, if an Insider engages in a trade before it is disclosed to the public or resolved, the Insider and the Company might be exposed to a charge of insider trading that could be costly and difficult to refute. Therefore, Insiders may not trade in Company securities if they are notified by the Insider Trading Compliance Officer of a “special blackout period” due to the existence of a potentially material, nonpublic development. The Insider Trading Compliance Officer will subsequently notify the affected Insiders once the potentially material, nonpublic development is disclosed to the public or resolved. While the Insider Trading Compliance Officer will undertake reasonable efforts to notify affected Insiders that they may be aware of material, nonpublic information, it is each Insider’s individual duty to ensure that they do not make any trade in Company securities when material, nonpublic information exists. It is anticipated that there will be times when trading is restricted despite an Insider’s not receiving prior notice of special blackout periods. Information within the Company which is judged to be material and non-public is likely to change from time to time and it is not intended that special blackout periods be initiated for every such instance when material nonpublic information exists.

Financial Insiders may not trade during quarterly blackout periods. To avoid the appearance of trading on the basis of material nonpublic information, Insiders who are designated “Financial Insiders” may not trade in the Company's securities during the period beginning fifteen (15) days before the close of each fiscal quarter and continuing until the close of trading on the first full trading day following the release of the Company’s earnings for that quarter. Financial Insiders shall be notified of their status by the Insider Trading Compliance Officer.

Restricted Insiders are subject to preclearance
Restricted Insiders must preclear trades. Insiders who are designated “Restricted Insiders” , which will include all executive officers and directors, may only trade in Company securities if the trade has been approved by the Insider Trading Compliance Officer (or designee) using the attached preclearance form or through the equity plan administration website interface (currently Solium Shareworks). The Insider Trading Compliance Officer will receive approval for his/her own trades from the Company’s Chief Executive Officer (the “CEO”).

The existence of the preclearance approval procedures does not in any way obligate the Insider Trading Compliance Officer to approve any trade requested by an Insider. The Insider Trading Compliance Officer may reject any trading request at his or her sole discretion. From time to

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time, an event may occur that is material to the Company and is known by only a few Insiders. So long as the event remains material and nonpublic, the Insider Trading Compliance Officer may determine not to approve any transactions in Company securities. If Restricted Insider requests clearance to trade in the Company’s securities during the pendency of such an event, the Insider Trading Compliance Officer may reject the trading request without disclosing the reason.
After receiving written clearance to engage in a trade signed by the Insider Trading Compliance Officer, an Insider must complete the proposed trade within two (2) business days or make a new preclearance request.
Pre-Approved Rule 10b5-1 Trading Plans. Transactions made pursuant to an approved Rule 10b5-1 Trading Plan (as defined below) will not be subject to our trading windows, retirement plan blackout periods or pre-clearance procedures, and Insiders are not required to complete a Preclearance Request Form for such transactions. Rule 10b5-1 of the Exchange Act of 1934, as amended (the “Exchange Act”), provides an affirmative defense from insider trading liability under the federal securities laws for trading plans, arrangements or instructions that meet specified requirements. A trading plan, arrangement or instruction that meets the requirements of the SEC’s Rule 10b5-1 (a “Rule 10b5-1 Trading Plan”) enables Insiders to trade in Company securities outside of our trading windows, even when in possession of material nonpublic information.
The Company has adopted a separate Rule 10b5-1 Trading Plan policy that sets forth the requirements for putting in place a Rule 10b5-1 Trading Plan with respect to Company securities.
Reporting Obligations and Short-Swing Transactions. Members of the Board of Directors and Section 16 officers of the Company must comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act.

ADDITIONAL GUIDANCE
No trading in options in Company securities
The insider trading prohibition also applies to trading in derivative securities of the Company, such as put and call options. Option trading is highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, if an Insider trades in options in the Company’s stock, it may arouse suspicion in the eyes of the SEC that the person was trading on the basis of insider information, particularly where the trading occurs before a Company announcement or major event. It is difficult for an Insider to prove that he or she did not know about the announcement or event. If the SEC or the stock exchanges were to notice active options trading by one or more Insiders prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its Insiders from trading in options on the Company stock. This policy does not pertain to employee stock options granted by the Company which cannot be traded to any extent.

No Company securities subject to margin calls or pledges.
Securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as

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collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because such a sale or foreclosure sale may occur at a time when an Insider has material, nonpublic information or is otherwise not permitted to trade in Company securities, the Company prohibits Insiders from purchasing Company securities on margin or holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

No hedging transactions with Company securities
Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit an Insider to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the Insider may no longer have the same objectives as the Company’s other shareholders. Therefore, Insiders are prohibited from engaging in any such transaction.

No short sales of Company securities
A “short sale” is one involving securities, which the seller does not own at the time of sale, or if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale. The Company prohibits Insiders from selling the Company’s securities short.

Use of electronic bulletin boards, internet chat rooms and websites
While the Company encourages its stockholders and potential investors to obtain as much information as possible about the Company, the Company believes that information should come from its publicly-filed SEC reports, press releases and external website or from a designated Company spokesperson, rather than from speculation or unauthorized disclosures by the Company’s directors, officers, employees, contract workers, or temporary staff. For this reason, the Company has designated certain members of management to respond to inquiries regarding the Company’s business and prospects. This centralization of communication is designed to ensure that the information the Company discloses is accurate and considered in light of previous disclosures. Formal announcements are generally reviewed by management and legal counsel before they are made public. Any communications that do not go through this review process create an increased risk to the Company, as well as to the individual responsible for the communication, of civil and criminal liability.

In addition, with the advent of the Internet, and the emergence of electronic bulletin boards and chat rooms, electronic discussions about companies and their business prospects have become common. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach. These forums have the potential to move a stock price significantly, and very rapidly – even though the information disseminated through electronic bulletin boards and chat rooms often is unreliable, and in some cases, may be deliberately false. The SEC has investigated and prosecuted a number of fraudulent schemes involving electronic bulletin boards and chat rooms. You may encounter information about the Company on the Internet that you believe is harmful or inaccurate, or other information that you believe is true or beneficial for the Company. Although you may have a natural tendency to deny or confirm such information on an electronic bulletin board or in a chat room, any sort of response, even if it presents accurate information, could be considered improper disclosure, and could result in legal liability to you and/or to the Company.

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The Company is committed to preventing inadvertent disclosures of material, nonpublic information, preventing unwitting participation in Internet-based securities fraud, and avoiding the appearance of impropriety by persons associated with the Company. Accordingly, this Insider Trading Policy prohibits you from discussing material, nonpublic information about the Company with anyone, including other employees, except as required in the performance of your duties. You should not under any circumstances provide information or discuss matters involving the Company with the news media, any broker-dealer, analyst, investment banker, investment advisor, institutional investment manager, investment company or stockholder, even if you are contacted directly by such persons, without express prior authorization. This restriction applies whether or not you identify yourself as associated with the Company.

Potential penalties for illegal insider trading or noncompliance with this Insider Trading Policy
Both the SEC and the national securities exchanges, through the Financial Industry Regulatory Authority (“FINRA”), investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorney’s Office, pursue insider-trading violations vigorously. For instance, cases have been successfully prosecuted against trading by employees in foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The penalties for violating insider trading or tipping rules can be severe and include:

•disgorgement of the profit made or loss avoided by the trading;
•payment of the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are subject of such violation, have purchased or sold, as applicable, securities of the same class;
•payment of criminal penalties of up to $5,000,000;
•payment of civil penalties of up to three times the profit made or loss avoided; and
•imprisonment for up to 20 years.
The Company and/or the supervisors of the person engaged in insider trading may also be required to pay civil penalties of up to the greater of $1,525,000 or three times the profit made or loss avoided, as well as criminal penalties of up to $25,000,000, and could under certain circumstances be subject to private lawsuits.
Violation of this Insider Trading Policy or any federal or state insider trading laws may subject the person violating such policy or laws to disciplinary action by the Company up to and including termination. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Insider Trading Policy has been violated. The Company may determine that specific conduct violates this Insider Trading Policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

How do I report a violation of this Insider Trading Policy?
If you violate this Insider Trading Policy or any federal or state laws governing insider trading, or know of any such violation by any director, officer, employee, contract worker, or temporary staff of the Company, you must report the violation immediately to the Insider Trading

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Compliance Officer. However, if the conduct in question involves the Insider Trading Compliance Officer, if you have reported such conduct to person and do not believe that he or she has dealt with it properly, or if you do not feel that you can discuss the matter with the Insider Trading Compliance Officer, you may raise the matter with the Company’s Chief Executive Officer.

Waivers
A waiver of any provision of this Insider Trading Policy in a specific instance may be authorize din writing by the Audit Committee of the Board of Directors, and any such waiver shall be reported to the Company’s Board of Directors.

Acknowledgement
The Company may at any time change this Insider Trading Policy or adopt such other policies or procedures which it considers appropriate to carry out the purposes of its policies regarding insider trading and the disclosure of Company information.

____________________

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PRECLEARANCE REQUEST FORM

To be completed by the Restricted Insider

Pursuant to the Insider Trading Policy, I am seeking to preclear intended trades in the securities of 2seventy bio, Inc. (the “Company”) as indicated below:
insider’s name

requested trade date

intent to purchase	type of transaction check all that apply	☐ cashless exercise of stock option(s) for shares ☐ open market acquisition of shares ☐ other (please describe):
intent to sell	type of transaction check all that apply	☐ sale of shares acquired through employee benefit plan (e.g., ESPP, exercise of stock option(s), vested RSUs) ☐ sale of shares acquired on the open market ☐ other (please describe):
certification	I hereby certify that (1) I am not in possession of any material, nonpublic information concerning the Company, (2) to the best of my knowledge, the proposed trade(s) listed above does not violate the trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended, or Rule 144 under the Securities Act of 1933, as amended, and (3) the proposed trade(s) listed above do not violate the Insider Trading Policy in any other respect. I understand that, if I trade while possessing such information or in violation of such trading restrictions, I may be subject to severe civil and/or criminal penalties and may be subject to discipline by the Company.
signature	date	signature of insider

To be completed by the Insider Trading Compliance Officer (or designee)

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authorized approval	date	signature of Insider Trading Compliance Officer (or designee)

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